NEOVOLTA, INC.

13651 Danielson Street, Suite A

Poway, CA 92064

July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Thomas Jones

Re:	NeoVolta, Inc.

Registration Statement on Form S-1

Registration No. 333-264275

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NeoVolta, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M. (Eastern Time) on July 27, 2022, or as soon thereafter as possible on such date.

Very truly yours,

NeoVolta, Inc.

By:	/s/ Steve Bond
Name: Steve Bond Title: Chief Financial Officer